                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 17)

                            ------------------------

                               BAIRNCO CORPORATION
                            (Name of Subject Company)

                            ------------------------

                              BZ ACQUISITION CORP.
                             STEEL PARTNERS II, L.P.
                                 WHX CORPORATION
                       (Names of Filing Persons--Offeror)

                      ------------------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                            -------------------------

                                    057097107
                      (CUSIP Number of Class of Securities)

                            ------------------------

                             WARREN G. LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                               New York, NY 10022
                                 (212) 520-2300
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

--------------------------------------------------------------------------------
      Transaction Valuation*                   Amount of Filing Fee**
--------------------------------------------------------------------------------
          $100,274,787.00                              $516.00
--------------------------------------------------------------------------------

*     Estimated for purposes of calculating the amount of filing fee only.
      Transaction value derived by multiplying 7,427,762 (the maximum number of shares of common stock of subject company estimated to be acquired by
      Offeror) by $13.50 (the purchase price per share offered by Offeror).

**    The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $107.00 per million dollars of transaction value with respect to the fee paid on June
      22, 2006, February 2, 2007 and February 23, 2007 and $30.70 per million dollars of transaction value with respect to the fee paid on March 30,
      2007.

|X|   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
      and identify the filing with which the offsetting fee was previously paid.
      Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                                               BZ Acquisition
                                                               Corp. and Steel
      Amount Previously Paid:   $7,792           Filing Party: Partners II, L.P.
      Form or Registration No.: Schedule TO      Date Filed:   June 22, 2006

                                                               BZ Acquisition
                                                               Corp. and Steel
      Amount Previously Paid:   $1,039           Filing Party: Partners II, L.P.
      Form or Registration No.: Schedule TO      Date Filed:   February 2, 2007

                                                               BZ Acquisition
                                                               Corp. and Steel
      Amount Previously Paid:   $101.50          Filing Party: Partners II, L.P.
      Form or Registration No.: Schedule TO      Date Filed:   February 23, 2007

|_|   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:
     |X|    third-party tender offer subject to Rule 14d-1.
     |_|    issuer tender offer subject to Rule 13e-4.
     |_|    going-private transaction subject to Rule 13e-3.
     |_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

ITEMS 1 THROUGH 9, AND ITEM 11.

      This Amendment No. 17 ("Amendment No. 17") to Tender Offer Statement on
Schedule TO (this "Schedule TO") amends and supplements the statement originally filed on June 22, 2006, as amended, by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), and BZ Acquisition Corp. (the
"Purchaser"), a Delaware corporation and a wholly owned subsidiary of Steel
Partners II. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common
Stock"), and the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), of Bairnco Corporation, a
Delaware corporation (the "Company"), at $13.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated March 2, 2007 (as amended or supplemented, the "Offer to Purchase"), and in the related Amended and
Restated Letter of Transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(viii) and (a)(1)(ix), respectively
(which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase, including the Supplement thereto dated March 30, 2007, a copy of which is attached hereto as Exhibit (a)(1)(xiii), and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Offer to Purchase.

ITEM 10.    FINANCIAL STATEMENTS.

      Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

      On March 30, 2007, Steel Partners II issued a press release announcing that, as permitted by the Merger Agreement with the Company, it may transfer its entire interest in the Purchaser to WHX Corporation, a Delaware corporation and an affiliate of Steel Partners II (the "BZA Transfer"). As a result, WHX
Corporation has been included as an offeror in this Schedule TO. The BZA
Transfer will not result in the amendment or addition of any conditions to the consummation of the Offer. If the BZA Transfer is consummated, Steel Partners II intends to tender all Shares owned by it into the Offer, and the transaction valuation set forth in the fee table on the cover page of this Schedule TO has been increased accordingly. The press release issued by Steel Partners II is attached hereto as Exhibit (a)(5)(xx).

ITEM 12.    EXHIBITS.

(a)(1)(i)     Offer to Purchase dated June 22, 2006.*

(a)(1)(ii)    Form of Letter of Transmittal.*

(a)(1)(iii)   Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.*

(a)(1)(v)     Form of Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other
              Nominees.*

(a)(1)(vi)    Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.*

(a)(1)(vii)   Form of summary advertisement, dated June 22, 2006.*

(a)(1)(viii)  Amended and Restated Offer to Purchase dated March 2, 2007.*

(a)(1)(ix)    Form of Amended and Restated Letter of Transmittal.*

(a)(1)(x)     Form of Amended and Restated Notice of Guaranteed Delivery.*

(a)(1)(xi)    Revised Form of Letter to Brokers, Dealers, Commercial Banks,
              Trust Companies and Other
              Nominees.*

(a)(1)(xii)   Revised Form of Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies
              and Other Nominees.*

(a)(1)(xiii)  Supplement to the Amended and Restated Offer to Purchase dated
              March 30, 2007.

(a)(5)(i)     Text of press release issued by Steel Partners II, dated June 15,
              2006.*

(a)(5)(ii)    Text of press release issued by Steel Partners II, dated June 22,
              2006.*

(a)(5)(iii)   Text of press release issued by Steel Partners II, dated June 26,
              2006.*

(a)(5)(iv)    Text of press release issued by Steel Partners II, dated July 21,
              2006.*

(a)(5)(v)     Text of press release issued by Steel Partners II, dated August
              10, 2006.*

(a)(5)(vi)    Text of press release issued by Steel Partners II, dated September
              11, 2006.*

(a)(5)(vii)   Text of press release issued by Steel Partners II, dated September
              29, 2006.*

(a)(5)(viii)  Text of press release issued by Steel Partners II, dated October
              27, 2006.*

(a)(5)(ix)    Text of press release issued by Steel Partners II, dated November
              28, 2006.*

(a)(5)(x)     Text of press release issued by Steel Partners II, dated December
              29, 2006.*

(a)(5)(xi)    Text of press release issued by Steel Partners II, dated January
              23, 2007.*

(a)(5)(xii)   Nomination letter, dated January 23, 2007, delivered by Steel
              Partners II to the Company.*

(a)(5)(xiii)  Text of press release issued by Steel Partners II, dated January
              24, 2007.*

(a)(5)(xiv)   Text of press release issued by Steel Partners II, dated January
              30, 2007.*

(a)(5)(xv)    Text of press release issued by Steel Partners II, dated February
              2, 2007.*

(a)(5)(xvi)   Presentation delivered by Steel Partners II to Institutional
              Shareholder Services on February 5,
              2007*

(a)(5)(xvii)  Text of joint press release issued by Steel Partners II and the
              Company, dated February 23, 2007.*

(a)(5)(xviii) Text of press release issued by Steel Partners II, dated February
              23, 2007.*

(a)(5)(xix)   Text of press release issued by Steel Partners II, dated March 19,
              2007.*

(a)(5)(xx)    Text of press release issued by Steel Partners II, dated March 30,
              2007.

(b)           Not applicable.

(c)           Not applicable.

(d)(i)        Joint Filing Agreement by and among Steel Partners II, Steel
              Partners, L.L.C. and Warren G. Lichtenstein dated September 8,
              2004.*

(d)(ii)       Joint Filing and Solicitation Agreement by and among Steel
              Partners II, Steel Partners, L.L.C., the Purchaser, Warren G.
              Lichtenstein, Hugh F. Culverhouse, John J. Quicke, Anthony Bergamo
              and Howard M. Leitner, dated as of December 29, 2006.*

(d)(iii)      Agreement and Plan of Merger, dated as of February 23, 2007, by and among Steel Partners II, the Purchaser and the Company.*

(d)(iv)       Tender and Support Agreement, dated as of February 23, 2007, by and among Steel Partners II, Luke E. Fichthorn III, Kenneth L.
              Bayne, Gerald L. DeGood, Charles T. Foley, Lawrence C. Maingot,
              Larry D. Smith, James A. Wolf and William F. Yelverton.*

(d)(v)        Joint Filing Agreement by and among Steel Partners II, Steel
              Partners, L.L.C., Warren G. Lichtenstein, BZ Acquisition Corp. and
              WHX Corporation dated March 30, 2007.

(e)           Not applicable.

(f)           Not applicable.

(g)           Not applicable.

(h)           Not applicable.

------------
* Previously filed

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2007

                              STEEL PARTNERS II, L.P.

                              By: Steel Partners, L.L.C.
                                  General Partner

                              By: /s/ Warren G. Lichtenstein
                                  ------------------------------
                              Name:  Warren G. Lichtenstein
                              Title: Managing Member

                              BZ ACQUISITION CORP.

                              By: /s/ Warren G. Lichtenstein
                                  ------------------------------
                              Name:  Warren G. Lichtenstein
                              Title: President

                              WHX CORPORATION

                              By: /s/ Glen M. Kassan
                                  ------------------------------
                              Name:  Glen M. Kassan
                              Title: Chief Executive Officer

                                  EXHIBIT INDEX

(a)(1)(i)     Offer to Purchase dated June 22, 2006.*

(a)(1)(ii)    Form of Letter of Transmittal.*

(a)(1)(iii)   Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.*

(a)(1)(v)     Form of Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other
              Nominees.*

(a)(1)(vi)    Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.*

(a)(1)(vii)   Form of summary advertisement, dated June 22, 2006.*

(a)(1)(viii)  Amended and Restated Offer to Purchase dated March 2, 2007.*

(a)(1)(ix)    Form of Amended and Restated Letter of Transmittal.*

(a)(1)(x)     Form of Amended and Restated Notice of Guaranteed Delivery.*

(a)(1)(xi)    Revised Form of Letter to Brokers, Dealers, Commercial Banks,
              Trust Companies and Other
              Nominees.*

(a)(1)(xii)   Revised Form of Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies
              and Other Nominees.*

(a)(1)(xiii)  Supplement to the Amended and Restated Offer to Purchase dated
              March 30, 2007.

(a)(5)(i)     Text of press release issued by Steel Partners II, dated June 15,
              2006.*

(a)(5)(ii)    Text of press release issued by Steel Partners II, dated June 22,
              2006.*

(a)(5)(iii)   Text of press release issued by Steel Partners II, dated June 26,
              2006.*

(a)(5)(iv)    Text of press release issued by Steel Partners II, dated July 21,
              2006.*

(a)(5)(v)     Text of press release issued by Steel Partners II, dated August
              10, 2006.*

(a)(5)(vi)    Text of press release issued by Steel Partners II, dated September
              11, 2006.*

(a)(5)(vii)   Text of press release issued by Steel Partners II, dated September
              29, 2006.*

(a)(5)(viii)  Text of press release issued by Steel Partners II, dated October
              27, 2006.*

(a)(5)(ix)    Text of press release issued by Steel Partners II, dated November
              28, 2006.*

(a)(5)(x)     Text of press release issued by Steel Partners II, dated December
              29, 2006.*

(a)(5)(xi)    Text of press release issued by Steel Partners II, dated January
              23, 2007.*

(a)(5)(xii)   Nomination letter, dated January 23, 2007, delivered by Steel
              Partners II to the Company.*

(a)(5)(xiii)  Text of press release issued by Steel Partners II, dated January
              24, 2007.*

(a)(5)(xiv)   Text of press release issued by Steel Partners II, dated January
              30, 2007.*

(a)(5)(xv)    Text of press release issued by Steel Partners II, dated February
              2, 2007.*

(a)(5)(xvi)   Presentation delivered by Steel Partners II to Institutional
              Shareholder Services on February 5,
              2007*

(a)(5)(xvii)  Text of joint press release issued by Steel Partners II and the
              Company, dated February 23, 2007.*

(a)(5)(xviii) Text of press release issued by Steel Partners II, dated February
              23, 2007.*

(a)(5)(xix)   Text of press release issued by Steel Partners II, dated March 19,
              2007.*

(a)(5)(xx)    Text of press release issued by Steel Partners II, dated March 30,
              2007.

(b)           Not applicable.

(c)           Not applicable.

(d)(i)        Joint Filing Agreement by and among Steel Partners II, Steel
              Partners, L.L.C. and Warren G. Lichtenstein dated September 8,
              2004.*

(d)(ii)       Joint Filing and Solicitation Agreement by and among Steel
              Partners II, Steel Partners, L.L.C., the Purchaser, Warren G.
              Lichtenstein, Hugh F. Culverhouse, John J. Quicke, Anthony Bergamo
              and Howard M. Leitner, dated as of December 29, 2006.*

(d)(iii)      Agreement and Plan of Merger, dated as of February 23, 2007, by and among Steel Partners II, the Purchaser and the Company.*

(d)(iv)       Tender and Support Agreement, dated as of February 23, 2007, by and among Steel Partners II, Luke E. Fichthorn III, Kenneth L.
              Bayne, Gerald L. DeGood, Charles T. Foley, Lawrence C. Maingot,
              Larry D. Smith, James A. Wolf and William F. Yelverton.*

(d)(v)        Joint Filing Agreement by and among Steel Partners II, Steel
              Partners, L.L.C., Warren G. Lichtenstein, BZ Acquisition Corp. and
              WHX Corporation dated March 30, 2007.

(e)           Not applicable.

(f)           Not applicable.

(g)           Not applicable.

(h)           Not applicable.

------------
* Previously filed